Exhibit (a)(5)(K)

ACI Worldwide Completes Acquisition of Online Resources Corporation

Adds strategic bill pay capabilities, broadens online banking portfolio

Naples, FLA - March 11, 2013 - ACI Worldwide (NASDAQ: ACIW), a leading international provider of payment systems, announced today it has completed the acquisition of Online Resources Corporation (NASDAQ: ORCC), a leading provider of online banking and full service bill pay solutions. The acquisition adds Electronic Bill Presentment and Payment (EBPP) solutions as a strategic part of ACI’s Universal Payments portfolio. It also strengthens ACI’s online banking capabilities with complementary technology, and expands the company’s leadership in serving community banking and credit union customers.

Under the terms of the agreement, ACI acquired Online Resources in an all cash transaction for $3.85 per share. ACI will update investors on the financial implications of the acquisition on our upcoming Q1 conference call.

“Driven by the increase in electronic transactions from online and mobile banking, bill pay is becoming a major pivot point and area of strategic investment for our customers,” said Philip Heasley, president and CEO of ACI Worldwide. “With the addition of Online Resources’ capabilities, customers can rely on ACI as an end-to-end, integrated provider addressing the full range of payment needs including: wholesale and retail payments, payments fraud, online banking, merchant retail and now bill pay.”

“In addition, the acquisition will expand ACI’s best-in-class online banking capabilities to offer a suite of solutions supporting banks and credit unions of all sizes,” continued Heasley. “We are delighted to welcome Online Resources’ talented employees into the ACI family to help seize these opportunities and advance the best solutions to customers going forward.”

Commitment to Customers

ACI also announced that consistent with ACI’s long-standing lifecycle management policy, the company is committed to maintaining multi-year roadmaps and contractual commitments to Online Resources’ customers. Online Resources’ customers will benefit from ACI’s size and scale to support current and future initiatives. ACI invests 18 percent of revenues in R&D, significantly ahead of others in the industry. The company also provides a world-class hosting environment, as well as global 24x7x365 support.

Completion of Tender Offer

ACI successfully completed its tender offer for common stock of Online Resources, which expired at 12:00 midnight, New York City time, at the end of Friday, March 8, 2013.

Based on information from American Stock Transfer & Trust Company, LLC, the depositary for the offer, as of the expiration of the tender offer, approximately 28,588,101 shares (which excludes 607,135 that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the tender offer, representing approximately 82.8% of Online Resources’ issued and outstanding shares. All validly tendered shares have been accepted for payment, which will be made in accordance with the terms of the tender offer.

After exercise of a top-up option granted by Online Resources, ACI completed its acquisition of the remaining shares of Online Resources through a short-form merger. In the short-form merger, the remaining Online Resources shares (other than those held by ACI, Online Resources or any wholly-owned subsidiary of ACI or Online Resources, and any shareholders who validly exercise their appraisal rights in connection with the merger) were converted into the right to receive $3.85 per share in cash, subject to applicable withholding taxes.

About ACI Worldwide

ACI Worldwide powers electronic payments and banking for more than 1,750 financial institutions, retailers and processors around the world. ACI software enables $13 trillion in payments each day, processing transactions for more than 250 of the leading global retailers, and 18 of the world’s 20 largest banks. Through our integrated suite of software products and hosted services, we deliver a broad range of solutions for payments processing, card and merchant management, online banking, mobile, branch and voice banking, fraud detection, and trade finance. To learn more about ACI and the reasons why our solutions are trusted globally, please visit www.aciworldwide.com or on Twitter @ACI_Worldwide.

Forward-Looking Statements

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements about the planned completion of the tender offer and the merger. No forward-looking statement can be guaranteed and actual results may differ materially from those that ACI and Online Resources project. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement, many of which are outside of the control of management.

These factors include, but are not limited to, those described in ACI’s and Online Resources’ filings with the SEC, including their respective reports on Forms 10-K, 10-Q, and 8-K. Except to the extent required by applicable law, neither ACI nor Online Resources undertakes any obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.

© Copyright ACI Worldwide, Inc. 2013.

ACI, ACI Payment Systems, the ACI logo and all ACI product names are trademarks or registered trademarks of ACI Worldwide, Inc., or one of its subsidiaries, in the United States, other countries or both. Other parties’ trademarks referenced are the property of their respective owners.

Product roadmaps are for informational purposes only and may not be incorporated into a contract or agreement. The development release and timing of future product releases remains at ACI’s sole discretion. ACI is providing the following information in accordance with ACI’s standard product communication policies. Any resulting features, functionality, and enhancements or timing of release of such features, functionality, and enhancements are at the sole discretion of ACI and may be modified without notice. All product roadmap or other similar information does not represent a commitment to deliver any material, code, or functionality, and should not be relied upon in making a purchasing decision.

Contacts:

John Kraft, Vice President, Investor Relations & Strategic Analysis

ACI Worldwide

239-403-4627

john.kraft@aciworldwide.com

Shirley Macbeth, Corporate Communications

ACI Worldwide

781-370-3687

Shirley.macbeth@aciworldwide.com